

OFFERING MEMORANDUM

facilitated by



Cuchillo Greens Grow 1, LLC

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	Cuchillo Greens Grow 1, LLC
State of Organization	NM
Date of Formation	09/09/2021
Entity Type	Limited Liability Company
Street Address	8206 Louisiana Blvd NE, Albuquerque NM, 87113
Website Address	www.cuchillogreens.com

(B) Directors and Officers of the Company

Key Person	Donald Sias
Position with the Company Title First Year	 Managing Member 2022
Other business experience (last three years)	**CEO** (*Training for Life, 2016 - Present*) — T4L is a health and wellness company focused on engagement of underserved communities. T4L produces themed short form races and youth fitness camps and seeks to build fitness as a lifestyle in communities traditionally overlooked by production companies. **CEO** (Raidercat Futures, 2015 - 2022) — RF is a real estate company focused on small format multi-family and single-family homes. RF engages in syndicating distressed properties that represent value rehabilitation opportunities through sale or rent. Through syndication RF is able to pool risk while providing opportunity and high returns to diverse groups of investors while providing investment in undervalued communities.

Key Person	SIMON HOLGUIN

Position with the Company
 	
              Title
          First Year
	
	Managing Member
	2021

Other business experience (last three years)	*GREEN RESTAURANT SERVICES, Dallas, Texas* *09/2015 – 01/2022 Area Director of Operations* *Enact strategic front and back of the house management of small chain (7): Forecasting, labor budgets, new store openings, full P&L oversight, menu creation, full beverage program management, and operations of restaurants front to back.* *Hiring, training and management of all FOH and BOH managers, hold weekly meetings with all managers and staff, provide day-to-day support and assistance for all managers*

Key Person	Jennifer Prieto
Position with the Company Title First Year	 Managing Owner 2022
Other business experience (last three years)	*EDUCATOR / CLINT HIGH SCHOOL* *August 2013 – January 2022* *US Government/Economics teacher.* *Assistant to Go Center and College Readiness Committee.* *Varsity Cheerleading Coach.* *AVID Coordinator and Elective Teacher.* *Clint ISD Secondary Teacher of the Year, 2018* *PUBLIC ADMINISTRATOR /* *EL PASO COUNTY COMMISSIONER, PRECINCT 3* *April 2012 – December 2012* *Assisted Commissioner Tania Chozet with research on state and local* *laws, county project, and community outreach.* *Contributed to the precinct newsletter, commissioner court's agenda* *items, and solving community concerns.*

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
SIMON HOLGUIN	41.5%
Jennifer Prieto	41.5%

(D) The Company's Business and Business Plan

Our Story

Farming done right. Cuchillo Greens dba Cuchillo Valley Farms(CVF) was founded in 2021 to provide premium cannabis products to the New Mexico cannabis market. CVF's mission is to bring premium cannabis, premium pay, and local investment to an area of New Mexico that is lacking in sustainable work. Three generations of family farming keeps us responsible to our employees, the land, and the plant. Those deep roots will keep Cuchillo Greens prospering another three generations.

- Our roots started as family farm in the early 20th century. Through the years it has evolved and transformed into what it is today. We continue the tradition and connection to the community set forth by those that came before us.
- CVF is a Latino owned company built on the concept of partnership. Its founders recognize that CVF represents a breakout opportunity for everyone involved that works best with trust at its core. CVF pays employees above market rates.
- CVF has always utilized live, no-till soil, and organic best practices to produce the most natural cannabis products in the market.

The Market

Cannabis consumption in New Mexico has a long history. Prior to legalization, data sources indicated the occasional consumer market was potentially as high as 20% of the population. Since legalization in April of 2022, statewide monthly cannabis sales averaged over $39.7 million. December set a new retail sales record at $43.1 million. The market remains fractured and we feel that legal cannabis sales will continue to take incremental shares from the black market as product safety outcompetes illicit product pricing. Considering the pattern set in numerous other states, NM has 12-18 months of strong demand before wholesale supply, dispensary penetration, and market demand begin to equalize as they have in Oklahoma, Colorado, and California.

New Mexico market maturation will accelerate over the next 6-12 months. As more production capacity enters the market, wholesale pricing will fall, squeezing out high cost producers. In a market with dropping wholesale prices, dispensaries will begin to exert larger influence and profit as consumer demand will ensure high retail prices and low cost of goods sold(COGS). Over the next 12-18 months, downward wholesale pricing pressure will become particularly intense. Imbalances in supply and demand will create large swings in the wholesale market, driving producer-only companies out. Smaller dispensary profitability will begin to be challenged as pricing and supply access turns from an asset to a liability. Over the following 18-24 months, competition among dispensaries will begin to peak. Dispensaries that have not vertically integrated or partnered with grower co-op networks will find profitability squeezed from retail and wholesale competitive dynamics.

Black market products continue to find access to licensed dispensaries (under the table) and current testing procedures are allowing variability in product quality, particularly from micro-producers. These causes are already leading to a tightening of regulatory and testing oversight from the New Mexico Cannabis Control Division. Companies that control their supply will be at a competitive advantage.

The Pitch

Vertical integration and partnership are the solution. Only producers tightly integrated with retail sales outlets will control their success in a mature New Mexico cannabis industry. With growing, manufacturing, and retail sales working together, Cuchillo Greens will be able to drive down costs of production and meet market demand at partner dispensaries. This funding raise, at its heart, will move existing expansion plans forward by 3-6 months, strengthening our position in what will be an active spring market and gathering a larger share of the market earlier where it is a necessity.

What we Need

Growing and manufacturing capacity are critical to a stable supply chain. Cuchillo Greens' infrastructure upgrade plan will support a tripling of facility capacity by the third quarter of 2023. This capital raise can accelerate that build-out by 3-6 months, ensuring we have the capacity to support additional partner dispensaries this quarter.

To that end, Cuchillo Greens is seeking an initial $30,000 to expand electrical capacity and water handling systems of our production facility. These vital investments will create the infrastructure necessary to support additional all-season greenhouse and manufacturing capacity.

- Electrical capacity will triple current capacity and simplify further expansion. Upgraded systems will also streamline our ability to utilize off-peak power consumption, lowering average rates.

- Water handling upgrades will expand holding and blending systems, decreasing labor cost and waste.

Additional capital raises -up to a total $124,000- will be used to construct additional all-season greenhouse capacity and expand vape-cart manufacturing capacity.

Dispensary Partners

In addition to continuing direct sales to independent sellers, Cuchillo Greens' business model seeks to implement long-term supply chain contracts with partner dispensaries. Cuchillo Greens is currently contracted to supply all current and future Cuchillo Cannabis Company dispensaries through 2030.

Cuchillo Cannabis Company(CCC) is our primary dispensary partner. They are rapidly expanding dispensary operations with five current and planned dispensaries in targeted markets. CCC opened its first location in the underserved Truth or Consequences market. CCC projects their TorC location will capture 10% of the $340,000 monthly T or C retail market in its first full month of operations. Cuchillo Greens projects adding $250,000 to 2023 revenue from this location.

CCC will open in the red-hot Sunland Park market in April of 2023. Sunland Park and other border-adjacent cities serve cannabis demand in states yet to legalize cannabis sales. Sunland Park is the 4th largest cannabis market in New Mexico averaging over $1.3 million in monthly sales and demand is still growing. Cuchillo Greens expects $540,000 in 2023 revenue from CCC expansion in this market.

CCC will open additional dispensaries in targeted markets approximately every six months throughout 2023 and 2024. We are projecting incremental revenue of $75,000-175,000 from additional 2023 expansion activities.

Independent Dispensaries

Our sales efforts find and support independently owned dispensaries. As retail competition increases dramatically over the next 6-12 months, independent producers will find themselves constrained by retail pricing and access to trusted cannabis products.

Cuchillo Greens focuses on a High touch, relationship based customer retention model. We work to be an integral part of our customers' supply chain, in a partnership focused on trust. By partnering with us dispensaries can solve product quality, supply, and pricing uncertainty long-term, allowing them to focus on building relationships with their customers. We are projecting $500,000-550,000 in 2023 revenue from direct selling efforts.

Dispensaries in markets bordering non-legal states are driving outsized returns. We focus much of our sales efforts in these areas to support the large demand. Independents also face tremendous challenges from large interstate chains, we actively seek partnerships with independents in close proximity to the "Big4". Independents are local and their customers are loyal, we are finding success by helping the cannabis industry stay rooted in their communities.

The Team

Jennifer Prieto, Owner

Jennifer Prieto is part of a family with deep roots in the New Mexico community. Her family farm has operated in the Cuchillo valley for three generations. Cuchillo Cannabis Company (CCC) continues the tradition begun by her Abuelo.

Before being called back to her family's roots, Jennifer worked in public administration developing contacts and practicable experience that has proven invaluable to the launch of CCC. While in education she continued show her connection to community. Taking on an additional teaching role as AVID coordinator, a program designed to give students the skills and confidence to be college ready, often for students who would be the first family member to graduate high school.

Simon Holguin, Owner

Simon Holguin has built his career in labor intensive, customer facing industries. Starting in event management, Simon has developed deep experience in end-to-end operations management. From personnel, to internal operations, to customer experience, Simon's ownership style of management drove his success and led to the founding of Cuchillo Cannabis Company.

Most recently Simon was the Area Director of Operations for Green Restaurant Services. Under his direction GRS expanded into a multi-million dollar chain with seven locations and a loyal clientele. He led the company through one of the most difficult periods for the food service industry, leaving GRS in a strong financial position before founding CCC.

GREEN RESTAURANT SERVICES, Dallas, Texas 09/2015 – 01/2022 Area Director of Operations

Strategic front and back of the house management for GRS: Forecasting, labor budgets, new store openings, full P&L oversight, menu creation, full beverage program management, and operations of restaurants front to back. Hiring, training and management of all FOH and BOH managers and provided day-to-day support and assistance for all managers

Don Sias, Sales Manager

Don Sias is returning to his farming roots after building sales and management experience in a diverse range of industries. For 20 years Don has provided business planning, marketing & sales development, management, and opportunity analysis services for companies and startups in industries ranging from rural broadband access to automotive remanufacturing. Most recently Don has provided investor packaging services for real estate syndication.

Don continues to be involved with Training for Life, an event production company promoting health & wellness through engagement in underserved communities. T4L has been guided through the extraordinary challenges of the last several years and is set on rebuilding and expanding our community outreach in the years to come. You can find him along with his family in early November promoting and celebrating the Lubbock, Texas Dia De Los Muertos community fun run.

Sophia Zaharias, Grow Master

Sophia Zaharias is an experienced commercial agriculturist, specializing in commercial cannabis production & manufacturing. Coming from three generations of agricultural workers she found her green thumb early in her teenage years. After spending her youth working in alfalfa, cattle, pistachio production, she applied her knowledge teaching others regenerative soil, rotational grazing, and organic integrated pest management practices. This led to an easy transition to organic no-till cannabis cultivation. With six years experience in the industry, leading and managing a vertically integrated production & manufacturing facility is a culmination of a decade of passion and hard work.

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 4 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$30,000
Offering Deadline	April 30, 2023

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$124,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Facility electrical capacity upgrade	$20,000	$80,000
Facility water management improvements	$5,000	$20,000
Construction labor	$2,975	$11,900
Working Capital	$0	$3,730
Mainvest Compensation	$2,025.0000000000002	$8,370
TOTAL	$30,000.0	$124,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	0.5 - 2.1%[2]
Payment Deadline	2029-12-31
Maximum Payment Multiple[3] - Early Investors - All Other Investors	 2.2 x 1.8 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar month ending not more than thirty days after the end of the first calendar year after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	3.76%

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 0.5% and a maximum rate of 2.1% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$30,000	0.5%
$53,500	0.9%
$77,000	1.3%
$100,500	1.7%
$124,000	2.1%

[3] To reward early participation, the investors who contribute the first $30,000.0 raised in the offering will receive a 2.2x cap. Investors who contribute after $30,000.0 has been raised in the offering will receive a 1.8x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	1200000
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	No
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	800000
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	Yes
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
SIMON HOLGUIN	41.5%
Jennifer Prieto	41.5%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

Upon successful funding of the Offering, the Funding Portal will receive as the "Revenue Securement Fee"; 4.5% of the amount of the Offering raised by In-Network Users of the Platform plus 9.0% of the amount of the Offering raised by all other investors. "In-Network Users" means a user of Mainvest.com who who have utilized the Company's specified in-network link on the Site.

(P) Indebtedness of the Company

The Company has no indebtedness outside of the debt the Company is expecting to raise through regulation crowdfunding on MainVest.

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

Historical milestones

- Completed facility preproduction readiness in Cuchillo, New Mexico April, 2022.

- Received operating license in April, 2022.

- First test plantings completed May, 2022.

- Completed 3,000 sqft all season greenhouse facility in August, 2022.

- Dry, cure, and cloning facility completed in October, 2022.

- Completion of first sale from test plantings in November, 2022.

Historical financial performance is not necessarily predictive of future performance.

Other outstanding debt or equity

As of 01/15/2023, Cuchillo Greens has debt of $0 outstanding and a cash balance of $18,000. Cuchillo Greens may require additional funds from alternate sources at a later date.

Operating history

Cuchillo Greens received its production license in April of 2022. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Financial liquidity

Cuchillo Greens has a low liquidity position due to its cash reserves compared to cash flow required for operations. Cuchillo Greens expects its liquidity position to improve upon raising capital on Mainvest and deploying the capital to grow the business.

Other challenges

Cuchillo Greens has had the following other challenges that are not otherwise captured in the Financial Condition Section, the Risks Section, or the Financial Statements:

- The New Mexico is a dynamic and competitive market. Pricing fluctuates continuously affecting profitability.

- A constrained labor pool is a potential future bottleneck as Cuchillo Greens works to onboard reliable employees in a tight labor market.

- The cannabis industry is cash intensive. Cash reserves fluctuate continuously due to the needs of the business and may require Cuchillo Greens to obtain a short term credit facility to manage cash flow.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$1,500,000	$1,875,000	$2,000,000	$2,100,000	$2,200,000
Cost of Goods Sold	$600,000	$750,000	$800,000	$840,000	$880,000
Gross Profit	$900,000	$1,125,000	$1,200,000	$1,260,000	$1,320,000
EXPENSES					
Rent	$17,000	$17,000	$17,000	$17,000	$17,000
Utilities	$36,000	$45,000	$48,000	$50,400	$52,800
Insurance	$12,000	$15,000	$16,000	$16,800	$17,600
Equipment Lease	$30,000	$37,500	$40,000	$42,000	$44,000
Repairs & Maintenance	$18,000	$18,450	$18,911	$19,383	$19,867
Legal & Professional Fees	$24,000	$24,600	$25,215	$25,845	$26,491
Security	$36,000	$36,900	$37,822	$38,767	$39,736
Misc Operations	$60,000	$61,500	$63,037	$64,612	$66,227
Operating Profit	$667,000	$869,050	$934,015	$985,193	$1,036,279

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

Because Banks may not be willing to do business with a cannabis entity for the reasons discussed above, any repayments owned under the Revenue Sharing Note will be fully administered by the Company likely not processed by a financial institution. This means it is unlikely that the Company will be able to provide payments via ACH returns, and may need to rely on other sources, such as personal checks and/or third party financial applications. This other sources may subject repayments to additional fees or risks, and will be subject to any applicable terms and conditions

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V